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                              April 3, 2023

       Zongyi Lian
       Chief Executive Officer
       Wetouch Technology Inc.
       No. 29, Third Main Avenue
       Shigao Town, Renshou County
       Meishan, Sichuan, 620500 China

                                                        Re: Wetouch Technology
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 21,
2023
                                                            File No. 333-270726

       Dear Zongyi Lian:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Disclose whether your offering is contingent upon on final approval of your NASDAQ listing. Please ensure
the disclosure is consistent with your underwriting agreement.
   2.                                                   Please disclose the
location of your auditor   s headquarters.
   3. Please disclose whether you have written cash management policies and procedures that dictate how funds are
transferred, and if so, describe these policies and procedures here and in the prospectus
summary.
 Zongyi Lian
FirstName   LastNameZongyi
Wetouch Technology    Inc. Lian
Comapany
April       NameWetouch Technology Inc.
       3, 2023
April 23, 2023 Page 2
Page
FirstName LastName
Commonly Used Defined Terms, page ii

4.       Please revise your definition of    China    or    PRC    to remove
the exclusion of Taiwan,
         Hong Kong and Macau.
Prospectus Summary
Recent Regulatory Developments, page 8

5. We note your disclosure that you and your subsidiaries "have received all requisite permissions from Chinese authorities to operate and issue our common stock and no such permissions have been denied." Please disclose all material permissions and approvals that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.
General

6. We note your risk factor on page 21 that shareholders may have difficulty enforcing civil judgments from a United States court. Please include a separate section on the enforcement of civil liabilities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-3447 or Jeff Kauten,
Staff Attorney, at 202-551-7519 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Liang Shih